UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
88165N204

(CUSIP Number)
Michael Hearne
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, CA 92121
(858) 333-5769

Copies to:

Ryan A. Murr Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, CA 92612 (949) 451-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 24, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP NO. 88165N204
1. Names of Reporting Persons.
La Jolla Pharmaceutical Company
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,085,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,085,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 14.9%(1)
14 Type of Reporting Person CO

(1) The Reporting Person may be deemed by virtue of the Support Agreements to share voting and dispositive control over the shares of Common Stock held by the parties to the Support Agreements. The Reporting Person disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by the parties to the Support Agreements. The capitalized terms used in this footnote are defined herein.

Item 1.	Purpose of Transaction

This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D (“Schedule 13D”) of La Jolla Pharmaceutical Company, a California corporation (the “Reporting Person”), initially filed by the Reporting Person with the U.S. Securities and Exchange Commission on June 22, 2020 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).
Items 4, 6 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following:
Agreement and Plan of Merger
On June 24, 2020, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, and TTP Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”). The Merger Agreement provides for the acquisition of the Issuer by the Reporting Person through a cash tender offer (the “Offer”) by Merger Sub for all of the Issuer’s Common Stock, for: (i) $2.00 per share of Common Stock (the “Cash Consideration”); and (ii) one contingent value right (a “CVR”) per share representing the right to receive certain consideration based on the achievement of net sales milestones, in an aggregate amount of up to $16.0 million (together with the Cash Consideration, the “Offer Price”).
The Issuer’s Board of Directors (the “Board”) has unanimously approved the Merger and the Merger Agreement and recommended that the stockholders of the Issuer accept the Offer and tender their shares of Common Stock pursuant to the Offer. Under the Merger Agreement, the Reporting Person is required to commence the Offer as promptly as reasonably practicable, and in any event on or prior to June 29, 2020.
Pursuant to the terms of the Merger Agreement, as of immediately prior to the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders: (i) each outstanding share of Common Stock of the Issuer, other than any shares owned by the Reporting Person, Merger Sub or the Issuer, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive the Offer Price; (ii) each option to purchase shares of Common Stock from the Issuer (“Tetraphase Options”), whether vested or unvested, will terminate and will be of no further force and effect; and (iii) each outstanding and unvested restricted stock unit (“Tetraphase RSU”) and each outstanding and unvested performance-vested restricted stock unit with respect to shares of Common Stock (“Tetraphase PRSU”) shall vest in full and automatically be cancelled and converted into the right to receive the product of: (a) the total number of shares of Common Stock then underlying such Tetraphase RSU or Tetraphase PRSU, as applicable; multiplied by (b) the Offer Price, without any interest thereon and subject to applicable withholding.
Under the Merger Agreement, the outstanding warrants of the Issuer shall each be treated in accordance with their terms, except that, pursuant to the Support Agreements and the Exchange Agreement described below: (i) each outstanding common stock warrant issued by the Issuer in November 2019 (the “November 2019 Warrants”) shall be converted into the right to receive, at the closing of the Merger, $2.68 per share of Common Stock underlying the November 2019 Warrants; (ii) each outstanding common stock warrant issued by the Issuer in January 2020 (the “January 2020 Warrants”) shall be converted into the right to receive, at the closing of the Merger, $2.69 per share of Common Stock underlying the January 2020 Warrants; and (iii) each outstanding pre-funded warrant will be converted into the right to receive the product of: (a) in the case of pre-funded November 2019 Warrants, 99.50%, and in the case of pre-funded January 2020 Warrants, 99.95%; and (b) each element of the Offer Price, for each share of the Issuer’s Common Stock underlying such pre-funded warrants.
Merger Sub’s obligation to accept shares of Common Stock tendered in the Offer is subject to customary closing conditions, including: (i) that the number of shares of the Issuer’s Common Stock validly tendered and not validly withdrawn, together with any shares of Common Stock beneficially owned by the Reporting Person or any subsidiary of the Reporting Person, equals at least one share more than 50% of all shares of Common Stock then outstanding (treating, for such purpose, Tetraphase RSUs and Tetraphase PRSUs as outstanding); (ii) the absence of any injunction or legal restraint that has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal; (iii) since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement) with respect to the Issuer; (iv) compliance by the Issuer with its covenants under the Merger Agreement; (v) the accuracy of representations and warranties made by the Issuer in the Merger Agreement; (vi) the absence of any pending legal proceeding in which a governmental body is a party challenging the Offer or the Merger; and (vii) other customary conditions. The obligations of the Reporting Person and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.
Following the completion of the Offer, subject to the absence of injunctions or other legal restraints preventing the consummation of the Merger, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of the Reporting Person, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law, without any additional stockholder approvals. The Merger will be effected as soon as practicable following the time of purchase by Merger Sub of shares of Common Stock validly tendered and not withdrawn in the Offer.
The Merger Agreement contains customary representations and warranties from both the Issuer, on the one hand, and the Reporting Person and Merger Sub, on the other hand. It also contains customary covenants, including covenants providing for the Issuer to: (i) use commercially reasonable efforts to cause each of the Issuer and its subsidiaries to conduct its business and operations in the ordinary course and in accordance in all material respects with past practice; (ii) not to engage in specified types of transactions during such period; (iii) not to solicit proposals or, subject to certain exceptions, engage in discussions relating to alternative acquisition proposals or change the recommendation of the Board to the Issuer’s stockholders regarding the Merger Agreement; and (iv) use commercially reasonable efforts to attempt to ensure that each of the Issuer and its subsidiaries preserves intact the material components of its current business organization and maintains its relations and goodwill with all material suppliers, material customers, material licensors and governmental entities.
The Merger Agreement contains customary termination rights for both the Reporting Person and Merger Sub, on the one hand, and the Issuer, on the other hand, including, among others, for failure to consummate the Offer on or before August 18, 2020 (the “End Date”). If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement (including under specified circumstances in connection with the Issuer’s entry into an agreement with respect to a superior proposal), the Issuer will be required to pay the Reporting Person a termination fee of $2,040,000. In addition, if the Merger Agreement is terminated by the Reporting Person or the Issuer because the acceptance time for the tender offer did not occur prior to the End Date or the tender offer expires in accordance with its terms without Merger Sub purchasing any shares of Common Stock, the Issuer will be required to reimburse the Reporting Person for certain transaction expenses, not to exceed $200,000.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.
The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Issuer, the Reporting Person, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by the Issuer, on the one hand, and the Reporting Person and Merger Sub, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties in negotiating the terms of the Merger Agreement, including information in confidential disclosure schedules delivered in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the Issuer, on the one hand, and the Reporting Person and Merger Sub, on the other hand, rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Issuer, the Reporting Person, Merger Sub or their respective subsidiaries or affiliates at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Concurrently with the execution of the Merger Agreement, the Reporting Person delivered to the Issuer a duly executed guarantee of Tang Capital Partners, LP, a Delaware limited partnership, dated as of the date of the Merger Agreement, in respect of the certain of the Reporting Person’s and Merger Sub’s obligations arising under, or in connection with, the Merger Agreement and the CVR Agreement (the “Guarantee”). No consideration was paid by the Reporting Person or Merger Sub with respect to the entry into the Guarantee.
Contingent Value Rights Agreement
At or prior to the Acceptance Time under the Merger Agreement, the Reporting Person will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a duly qualified rights agent (the “Rights Agent”). The CVRs represent the right to receive contingent payments, payable to the Rights Agent for the benefit of the holders of CVRs, of up to $16.0 million in the aggregate, payable in cash, without interest, and allocated among the outstanding CVRs, if the following milestones are achieved:

•	$2.5 million upon the achievement of annual net sales in the United States for XERAVA of at least $20 million during calendar year 2021;

•	$4.5 million upon the achievement of annual net sales in the United States for XERAVA of at least $35 million during any calendar year ending on or prior to December 31, 2024; and

•	$9.0 million upon the achievement of annual net sales in the United States for XERAVA of at least $55 million during any calendar year ending on or prior to December 31, 2024.
The CVR Agreement provides that all milestones or a combination of any two milestones can be earned in the same year, in which case all such applicable milestone amounts shall be payable. The right to the contingent consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.
The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CVR Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference.
Support Agreements and Exchange Agreement
On June 24, 2020, concurrently with the execution of the Merger Agreement, the Reporting Person entered into Support Agreements (the “Support Agreements”) with the parties thereto (including certain entities holding shares of Common Stock on their behalf), and collectively beneficially owning approximately 20% of the outstanding voting power of the Issuer, pursuant to which each such person or entity agreed, among other things, to vote against other proposals to acquire the Issuer and, subject to certain exceptions, to tender his, her or its shares of Common Stock pursuant to the Offer. Stockholders party to Support Agreements holding warrants to purchase Common Stock have also agreed to the treatment of their outstanding warrants described above. In addition, the Issuer entered into an exchange agreement (the “Exchange Agreement”) with a holder of the Issuer’s warrants under which the holder agreed to the treatment of warrants specified above.
The foregoing descriptions of the Support Agreements and the Exchange Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference, and the full text of the form of Exchange Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended as follows:

The information set forth in Item 4 under the heading “Support Agreements and Exchange Agreement” regarding the Support Agreements is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits
Item 7 of the Statement is hereby amended to add the following:

Exhibit	Description
4
Agreement and Plan of Merger by and among La Jolla, Merger Sub and Tetraphase, dated June 24, 2020 (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

5
Form of Contingent Value Rights Agreement, by and between La Jolla and the Rights Agent (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

6
Form of Support Agreement, dated June 24, 2020, by and among La Jolla, Merger Sub and the stockholder named therein (incorporated by reference to Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

7
Form of Exchange Agreement, dated June 24, 2020, by and among La Jolla, Merger Sub and the holder named therein (incorporated by reference to Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 25, 2020
LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ Michael Hearne Michael Hearne Chief Financial Officer